UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

AIFU Reports First Half 2025 Unaudited Financial Results

AIFU today announced its unaudited financial results for the first half ended June 30, 20251.

Ms. Mingxiu Luan, Chief Executive Officer, commented: “During the first half of 2025, we focused on strengthening the Company’s foundation in the face of ongoing industry headwinds. By streamlining operations, including the divestment of non-core businesses and closure of underperforming outlets, we have strengthened our ability to operate with greater efficiency and discipline. At the same time, we reinforced our leadership team and enhanced our financial flexibility through strategic capital initiatives. These actions position us to pursue future organic growth opportunities and accretive acquisitions that will expand our capabilities and create long-term value for our shareholders.”

On January 23, 2025, AIFU Inc. (the “Company” or “AIFU”) disposed of the entirety of its 44.6% ownership interests in Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., the operating entity of its claims adjusting business, and its subsidiaries. Upon the consummation of the disposal, the Company lost its control over the claims adjusting segment. As a result, the claims adjusting segment was deconsolidated on the date of the disposal and is reported as a discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to the claims adjusting segment have been reflected in the condensed consolidated financial statements as discontinued operation for all periods presented.

Revenues

Total net revenues were RMB297.4 million (US$41.5 million) for the first half of 2025, representing a decrease of 67.0% from RMB901.1 million for the corresponding period in 2024. We derive net revenues primarily from provision of insurance agency services for the distribution of life insurance products and non-life products and to a lesser extent from the provision of insurance and reinsurance brokerage services. Total gross written premiums (“GWP”) that we facilitated was RMB8,106.9 million for the first half of 2025, representing a decrease of 8.3% from RMB8,842.6 million for the same period of 2024, of which first year premiums (“FYP”) decreased by 68.0% year-over-year to RMB450.1 million while renewal premiums grew by 3.0% year-over-year to RMB7,656.8 million.

●	Net revenues for the life insurance business were RMB267.9 million (US$37.4 million) for the first half of 2025, representing a decrease of 67.7% from RMB828.6 million for the corresponding period in 2024. The decrease was primarily attributable to i) the prolonged weakness in consumer confidence, with households remaining cautious on discretionary spending, which exerted broad-based pressure on insurance demand; and ii) the earlier implementation of the “alignment of reported and actual expenses” policy in the insurance agency/broker channel since the late March 2024, which led to a significant reduction in commission levels. In contrast, insurers’ tied-agent channels only began to implement the policy gradually from April 2025, creating an asymmetric timeline that temporarily intensified competitive pressure on the agency/broker channel. Total life insurance GWP decreased by 6.2% year-over-year to RMB8,104.1 million, of which life insurance FYP decreased by 62.9% year-over-year to RMB447.3 million while renewal premiums increased by 3.0% year-over-year to RMB7,656.8 million.

Net revenues generated from our life insurance business accounted for 90.1% of our total net revenues in the first half of 2025, as compared to 92.0% in the same period of 2024.

●	Net revenues for the non-life insurance business were RMB29.6 million (US$4.1 million) for the first half of 2025, representing a decrease of 59.1% from RMB72.4 million for the corresponding period in 2024. The decrease in non-life insurance business was mainly due to the divesture of Baowang (www.baoxian.com), an online insurance distribution platform, in December 2024, which eliminated the revenue contribution previously generated by Baowang. Net revenues generated from the non-life insurance business accounted for 9.9% of our total net revenues in the first half of 2025, as compared to 8.0% in the same period of 2024.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate as of June 30, 2025 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Gross profit

Total gross profit was RMB154.9 million (US$21.6 million) for the first half of 2025, representing a decrease of 55.7% from RMB349.8 million for the corresponding period in 2024. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB141.4 million (US$19.7 million), representing a decrease of 56.3% from RMB323.8 million for the first half of 2024. The decrease was largely in line with the decrease in net revenues. Gross margin for the period was 52.8%, as compared with 39.1% in the same period of 2024.

●	Non-life insurance business recorded a gross profit of RMB13.4 million (US$1.9 million), representing a decrease of 48.7% from RMB26.1 million for the first half of 2024. The decrease was largely in line with the decrease in net revenues. Gross margin for the period was 45.5%, as compared with 36.0% in the same period of 2024.

Operating expenses

Selling expenses were RMB23.2 million (US$3.2 million) for the first half of 2025, representing a decrease of 60.6% from RMB58.9 million for the corresponding period in 2024. The decrease was primarily due to cost savings from personnel optimization and reduction in our sales outlets.

General and administrative expenses were RMB139.5 million (US$19.5 million) for the first half of 2025, representing a decrease of 41.6% from RMB238.7 million for the corresponding period in 2024. The decrease was mainly attributable to cost savings from personnel optimization and reduced rental expenses of provincial branch offices, partially offset by share-based compensation expenses of approximately RMB15.7 million incurred in connection with one-time severance share options as part of our cost reduction and efficiency improvement initiatives.

As a result of the foregoing factors, we recorded an operating loss of RMB7.8 million (US$1.1 million) for the first half of 2025, as compared with an operating income of RMB52.2 million for the corresponding period in 2024.

Operating margin was negative 2.6% for the first half of 2025, compared to 5.8% for the corresponding period in 2024.

Loss from fair value change was RMB18.0 million (US$2.5 million) for the first half of 2025, as compared to RMB73.8 million for the first half of 2024. The loss for the first half of 2025 primarily represented the fair value change of RMB17.5 million of contingent consideration in regards to business combinations in the first quarter of 2023 while the loss in the first half of 2024 primarily consisted of an unrealized holding loss of RMB82.5 million reflecting the change in the fair value of the Company’s 2.8% equity interest in Cheche Group Inc., partially offset by an unrealized gain of RMB8.8 million related to the fair value change of such contingent consideration.

Loss from impairment of other receivables was RMB486.3 million (US$67.9 million) for the first half of 2025, as compared with RMB6.9 million for the first half of 2024, mainly representing allowance for credit loss in related to loans provided to third parties.

Investment income was RMB5.0 million (US$0.7 million) for the first half of 2025, representing a decrease of 75.4% from RMB20.3 million for the corresponding period in 2024. The decrease reflects decrease of cash available for short term investment and the periodic fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Income tax expense was RMB8.4 million (US$1.2 million) for the first half of 2025, representing an increase of 16.7% from RMB7.2 million for the corresponding period in 2024.

As a result of the foregoing factors, net loss from continuing operations was RMB473.3 million (US$66.1 million) for the first half of 2025, as compared to RMB1.5 million for the corresponding period in 2024.

Net income from discontinued operations was RMB3.2 million (US$0.5 million) for the first half of 2025, representing net income generated by the discontinued insurance claims adjusting segment, as compared to RMB3.8 million for the corresponding period in 2024.

Net loss attributable to the Company’s shareholders was RMB465.7 million (US$65.0 million) for the first half of 2025, as compared to net income attributable to the Company’s shareholders of RMB6.6 million for the corresponding period in 2024.

Basic and diluted net loss per ordinary share from continuing operations were RMB85.41 (US$11.92) and RMB85.41 (US$11.92) for the first half of 2025, respectively, as compared to basic and diluted net income per ordinary share of RMB1.82 and RMB1.82 for the corresponding period in 2024, respectively.

As of June 30, 2025, the Company had RMB621.1 million (US$86.7 million) in cash and cash equivalents and short-term investments, as compared with RMB684.7 million as of June 30, 2024.

AIFU’s Insurance Sales and Service Distribution Network:

As of June 30, 2025, AIFU’s distribution network consisted of 360 sales outlets in 24 provinces as of June 30,2025, compared with 539 sales outlets in 24 provinces as of June 30, 2024. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU is included in AIFU’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

AIFU INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	115,035	77,292	10,790
Restricted cash	35,539	3,009	420
Short term investments	578,436	543,846	75,918
Accounts receivable, net	95,138	82,148	11,467
Contract Assets	260,368	208,824	29,151
Other receivables	712,531	1,154,873	161,214
Other current assets	23,402	19,793	2,763
Current assets related to discontinued operation	219,246	—	—
Total current assets	2,039,695	2,089,785	291,723

Non-current assets:
Restricted bank deposit – non-current	18,088	16,338	2,281
Contract assets, net - non-current	693,638	612,918	85,560
Property, plant, and equipment, net	71,083	70,432	9,832
Deferred tax assets	9,976	9,407	1,313
Investment in affiliates	1,004,683	—	—
Other non-current assets	225,498	391,617	54,668
Right of use assets	60,850	58,070	8,106
Non-current assets related to discontinued operation	27,503	—	—
Total non-current assets	2,111,319	1,158,782	161,760
Total assets	4,151,014	3,248,567	453,483

AIFU INC.

Unaudited Condensed Consolidated Balance Sheets (continued)

(In thousands)

Current liabilities:
Short-term loan	134,976	82,050	11,454
Accounts payable	241,579	214,226	29,905
Insurance premium payables	312	34	5
Other payables and accrued expenses	250,731	148,981	20,797
Accrued payroll	19,179	10,894	1,521
Income tax payable	63,344	77,305	10,791
Current operating lease liability	30,054	28,013	3,910
Current liability related to discontinued operation	76,701	—	—
Total current liabilities	816,876	561,503	78,383

Non-current liabilities:
Accounts payable – non-current	387,540	339,481	47,390
Other tax liabilities	25,701	25,700	3,588
Deferred tax liabilities	216,115	204,310	28,521
Non-current operating lease liability	27,918	27,278	3,808
Other non-current liabilities	33,374	—	—
Non-current liabilities related to discontinued operation	13,035	—	—
Total non-current liabilities	703,683	596,769	83,307
Total liabilities	1,520,559	1,158,272	161,690

Ordinary shares	8,678	17,548	2,450
Treasury stock	(197)	(197)	(28)
Additional Paid-in capital	192,760	203,613	28,423
Statutory reserves	593,691	546,378	76,271
Retained earnings	1,789,250	1,370,854	191,364
Accumulated other comprehensive loss	(37,666)	(40,633)	(5,672)
Total AIFU Inc. shareholders’ equity	2,546,516	2,097,563	292,808
Non-controlling interests	83,939	(7,268)	(1,015)
Total shareholders’ equity	2,630,455	2,090,295	291,793
Total liabilities and shareholders’ equity	4,151,014	3,248,567	453,483

AIFU INC.

Unaudited Condensed Consolidated Statements of Income(Loss) and Comprehensive Income(Loss)
(In thousands, except for shares and per share data)

	For the Six Months Ended
	June 30,
	2024	2025	2025
	RMB	RMB	US$
Net revenues:
Life insurance business	828,621	267,881	37,395
Non-life insurance business	72,443	29,566	4,127
Total net revenues	901,064	297,447	41,522
Operating costs and expenses:
Life insurance business	(504,865)	(126,440)	(17,650)
Non-life insurance business	(46,381)	(16,127)	(2,251)
Total operating costs	(551,246)	(142,567)	(19,901)
Selling expenses	(58,919)	(23,171)	(3,235)
General and administrative expenses	(238,686)	(139,507)	(19,475)
Total operating costs and expenses	(848,851)	(305,245)	(42,611)
Income (loss) from operations	52,213	(7,798)	(1,089)
Other income (loss), net:
Loss from fair value change	(73,761)	(17,960)	(2,507)
Investment income	20,271	5,025	701
Interest income	8,217	16,621	2,320
Financial cost	(960)	(2,209)	(308)
Others, net	(292)	(464,937)	(64,902)
Gain on disposal of subsidiaries	1,222	6,313	881
Income(loss) from continuing operations before income taxes and share income of affiliates	6,910	(464,945)	(64,904)
Income tax expense	(7,239)	(8,400)	(1,173)
Share of loss of affiliates	(1,218)	—	—
Net loss from continuing operations	(1,547)	(473,345)	(66,077)
Net income from discontinued operations, net of tax	3,777	3,230	451
Net income(loss)	2,230	(470,115)	(65,626)
Less: net loss attributable to non-controlling interests	(4,332)	(4,406)	(615)
Net income(loss) attributable to the Company’s shareholders	6,562	(465,709)	(65,011)
Net income(loss) per share:
Basic	2.46	(84.82)	(11.84)
Net income(loss) from continuing operations	1.82	(85.41)	(11.92)
Net income from discontinued operations	0.64	0.59	0.08
Diluted	2.45	(84.82)	(11.84)
Net income(loss) from continuing operations	1.82	(85.41)	(11.92)
Net income from discontinued operations	0.63	0.59	0.08
Shares used in calculating net income per share:
Basic	2,666,985	5,490,505	5,490,505
Diluted	2,674,602	5,490,505	5,490,505
Net income (loss)	2,230	(470,115)	(65,626)
Other comprehensive income (loss),net of tax: Foreign currency translation adjustments	783	(471)	(66)
Unrealized net losses on available-for-sale investments	(6,054)	(11,418)	(1,594)
Comprehensive loss	(3,041)	(482,004)	(67,286))
Less: Comprehensive loss attributable to the non-controlling interests	(2,508)	(4,406)	(615)
Comprehensive loss attributable to the Company’s shareholders	(533)	(477,598)	(66,671)

AIFU INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Six Months Ended
	June 30,
	2024	2025	2025
	RMB	RMB	US$
OPERATING ACTIVITIES
Net loss	2,230	(470,115)	(65,626)
Adjustments to reconcile net loss to net cash generated from operating activities:
Investment income	(5,256)	(5,025)	(701)
Share of loss of affiliates	1,121	—	—
Other non-cash adjustments	145,765	492,634	68,771
Changes in operating assets and liabilities	(110,934)	(16,009)	(2,237)
Net cash generated from operating activities	32,926	1,485	207
Cash flows from investing activities:
Purchase of short-term investments	(1,617,780)	(56,943)	(7,949)
Proceeds from disposal of short-term investments	1,962,588	93,318	13,027
Cash rendered for loan receivables from third parties	(728,800)	—	—
Cash received for loan receivables from third parties	130,500	—	—
Disposal of subsidiaries, net of cash disposed	(12,761)	(131,068)	(18,296)
Increase in amounts due from related parties	—	(10,413)	(1,453)
Purchase of property, plant and equipment	(4,224)	(1,072)	(150)
Proceeds from disposal of property and equipment	242	1,374	192
Cash received from disposal of an equity investment	—	354	49
Cash acquired on non-cash acquisitions	—	39	5
Net cash used in investing activities	(270,235)	(104,411)	(14,575)
Cash flows from financing activities：
Proceeds from bank and other borrowings	98,375	—	—
Repayment of bank and other borrowings	(164,300)	(52,926)	(7,388)
Repurchase of ordinary shares from open market	(5,734)	—	—
Dividend distributed to non-controlling interest	(29,500)	—	—
Proceeds of issuance of ordinary shares	—	7,299	1,019
Net cash used in financing activities	(101,159)	(45,627)	(6,369)
Net decrease in cash, cash equivalents and restricted cash	(338,468)	(148,553)	(20,737)
Cash, cash equivalents and restricted cash at beginning of period	602,004	245,744	34,305
Effect of exchange rate changes on cash and cash equivalents	694	(552)	(77)
Cash, cash equivalents and restricted cash at end of period	264,230	96,639	13,491

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name: Title:	Mingxiu Luan Chief Executive Officer

Date: September 30, 2025